Exhibit 99.2

Ur-Energy Inc.
(a Development Stage Company)
Headquartered in Littleton, Colorado

Management’s Discussion and Analysis

September 30, 2010

(expressed in Canadian dollars)

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

(Information as at October 29, 2010 unless otherwise noted)
Introduction

The Company was incorporated on March 22, 2004 and completed its first year-end on December 31, 2004.  The Company is headquartered in Littleton, CO with assets predominantly located in the United States.  The consolidated financial statements include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc.; NFU Wyoming, LLC; Lost Creek ISR, LLC; NFUR Bootheel, LLC; Hauber Project LLC; NFUR Hauber, LLC; ISL Resources Corporation; ISL Wyoming, Inc.; and CBM-Energy Inc. All inter-company balances and transactions have been eliminated upon consolidation. Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as “Ur-Energy” or the “Company”.

The following provides management’s discussion and analysis of results of operations and financial condition for the three and nine months ended September 30, 2010.  Management’s Discussion and Analysis (“MD&A”) was prepared by Company management and approved by the board of directors on October 29, 2010.  This discussion and analysis should be read in conjunction with the Company’s unaudited financial statements for the three and nine months ended September 30 2010 and its audited consolidated financial statements for the years ended December 31, 2009 and 2008.  All figures are presented in Canadian dollars, unless otherwise noted, and are in accordance with Canadian generally accepted accounting principles.

Forward-Looking Information

This MD&A contains "forward-looking statements" within the meaning of applicable United States and Canadian securities laws. Shareholders can identify these forward-looking statements by the use of words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Such statements include, but are not limited to: (i)  the Company has sufficient cash to fund its capital requirements; (ii) receipt of (and related timing of)  all necessary permits and authorizations related to Lost Creek including without limitation (a) United States Nuclear Regulatory Commission Source Material and Byproduct License; (b) Wyoming Department of Environmental Quality Permit and License to Mine; and (c) record of decision on the United States Bureau of Land Management Plan of Operations; (iii) Lost Creek will advance to production and the production timeline at Lost Creek; (iv) production rates, timetables and methods at Lost Creek; (v) the Company’s procurement and construction plans at Lost Creek; (vi) the completion and timing of various exploration programs, including without limitation, those at LC South, Bootheel Project and Hauber Project; and (vii) the potential of new exploration targets in the area of Lost Creek, including those at LC North and LC South, to contain 24 to 28 million pounds of U3O8 (not an NI 43-101 compliant resource).

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

(Information as at October 29, 2010 unless otherwise noted)
These other factors include, among others, the following: future estimates for production, production start-up and operations (including any difficulties with start-up), capital expenditures, operating costs, mineral resources, recovery rates, grades and prices; business strategies and measures to implement such strategies; competitive strengths; estimated goals; expansion and growth of the business and operations; plans and references to the Company’s future successes; the Company’s history of operating losses and uncertainty of future profitability; the Company’s status as an exploration and development company; the Company’s lack of mineral reserves; the hazards associated with mining construction and production; compliance with environmental laws and regulations; risks associated with obtaining permits in Canada and the United States; risks associated with current variable economic conditions; the possible impact of future financings; the possibility for adverse results in potential litigation; fluctuations in foreign exchange rates; uncertainties associated with changes in government policy and regulation; uncertainties associated with any audit of any of the Company’s cross border transactions; adverse changes in general business conditions in any of the countries in which the Company does business; changes in the Company’s size and structure; the effectiveness of the Company’s management and its strategic relationships; risks associated with the Company’s ability to attract and retain key personnel; uncertainties regarding the Company’s need for additional capital; uncertainty regarding the fluctuations of the Company’s quarterly results; uncertainties relating to the Company’s status as a non-U.S. corporation; uncertainties related to the volatility of the Company’s share price and trading volumes; foreign currency exchange risks; ability to enforce civil liabilities under U.S. securities laws outside the United States; ability to maintain the Company’s listing on the NYSE Amex (“NYSE Amex”) and Toronto Stock Exchange (“TSX”); risks associated with the Company’s possible status as a "passive foreign investment corporation" or a "controlled foreign corporation" under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Company’s investments and other risks and uncertainties described under the heading “Risk Factors” of the Company’s Annual Report on Form 20-F (“Annual Information Form”) dated March 5, 2010 which is filed on SEDAR at www.sedar.com (March 11, 2010) and with the U.S. Securities and Exchange Commission at http://www.sec.gov/edgar.shtml. (March 12, 2010).

The potential quantity and grade ranges set forth in regards to exploration targets at Lost Creek, LC North and LC South are conceptual in nature only. There has been insufficient exploration to define a mineral resource at the new exploration targets at Lost Creek and the targets at LC North and LC South.  It is uncertain if further exploration will result in the target(s) being delineated as a mineral resource.

Cautionary Note to U.S. Investors – Resource Estimates:  The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource,” as used in the Company’s disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Best Practice Guidelines for the Estimation of Mineral Resource and Mineral Reserves (“CIM Standards”), adopted by the CIM Council on November 23, 2003. These Canadian terms are not defined terms under United States Securities and Exchange Commission (“SEC”) Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC by U.S. registered companies.  The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Accordingly, note that information contained in this disclosure describing the Company’s “mineral resources” is not directly comparable to information made public by U.S. companies subject to reporting requirements under U.S. securities laws (wherein “reserves,” and not “resources” may be disclosed and discussed).  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable.  U.S. investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or online at http://www.sec.gov/edgar.shtml.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

(Information as at October 29, 2010 unless otherwise noted)
Nature of Operations and Description of Business

The Company is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties in the United States and Canada.  The Company is primarily focused on exploration within the geological uranium province centered on Wyoming, USA.  Two of the Company’s Wyoming properties, Lost Creek and Lost Soldier, contain defined resources that the Company expects to advance to production.  Lost Creek is progressing through the regulatory process and is expected to have all necessary licenses and permits in coming months.  Among its other properties in North America, the Company continues to hold its Screech Lake property in the Thelon Basin, Northwest Territories, Canada.

Due to the nature of the uranium mining methods to be used by the Company on the Lost Creek property, and the definition of “mineral reserves” under National Instrument 43-101 (“NI 43-101”), which uses the Canadian Institute of Mining (“CIM”) Definition Standards, the Company has not determined whether the property contains mineral reserves.  However, the Company’s April 2008 NI 43-101 “Preliminary Assessment for the Lost Creek Project Sweetwater County, Wyoming” outlines the economic viability of the Lost Creek project, which is currently in the permitting process with state and federal regulators.  The recoverability of amounts recorded for mineral properties is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain the necessary financing to develop the properties, the ability of the Company to obtain the necessary permits to operate the properties and to achieve future profitable production from the properties or sufficient proceeds from disposition of the properties.

Selected Information

The following table contains selected financial information as at September 30, 2010 and December 31, 2009.

	As at September 30, 2010 $	As at December 31, 2009 $
	(unaudited)

Total assets	74,933,377	81,702,205
Liabilities	(2,009,211)	(1,550,675)

Net assets	72,924,166	80,151,530

Capital stock and contributed surplus	162,997,345	157,725,036
Deficit	(90,073,179)	(77,573,506)

Shareholders’ equity	72,924,166	80,151,530

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

(Information as at October 29, 2010 unless otherwise noted)

The following table contains selected financial information for the three and nine months ended September 30, 2010 and 2009 and cumulative information from inception of the Company on March 22, 2004 to September 30, 2010.

	Three Months Ended September 30, 2010 $	Three Months Ended September 30, 2009 $	Nine Months Ended September 30, 2010 $	Nine Months Ended September 30, 2009 $	Cumulative from March 22, 2004 through September 30, 2010 $
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	Nil	Nil	Nil	Nil	Nil
Total expenses (1)	(5,225,345)	(5,336,536)	(12,011,098)	(13,989,070)	(100,299,330)
Interest income	83,516	130,519	281,693	749,899	7,251,047
Loss from equity investment	(13,635)	(13,490)	(27,031)	(13,490)	(44,886)
Foreign exchange gain (loss)	(588,286)	(814,255)	(739,073)	(2,112,975)	1,323,055
Other income (loss)	8,586	1,085,947	(4,164)	975,115	899,435
Loss before income taxes	(5,735,164)	(4,947,815)	(12,499,673)	(14,390,521)	(90,870,679)
Recovery of future income taxes	Nil	797,500	Nil	797,500	797,500
Net loss for the period	(5,735,164)	(4,150,315)	(12,499,673)	(13,593,021)	(90,073,179)

Loss per common share: Basic and diluted	(0.06)	(0.04)	(0.13)	(0.14)

Cash dividends per common share	Nil	Nil	Nil	Nil

(1) Stock based compensation included in total expenses	187,777	282,314	565,619	757,288	16,278,690

The Company has not generated any revenue from its operating activities to date.  The Company’s expenses include general and administrative (“G&A”) expense, exploration and evaluation expense, development expense and write-off of mineral property costs.  Acquisition costs of mineral properties are capitalized.

No cash dividends have been paid by the Company.  The Company has no present intention of paying cash dividends on its common shares as it anticipates that all presently available funds will be invested to finance new and existing exploration and development activities.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

(Information as at October 29, 2010 unless otherwise noted)

Summary of Quarterly Financial Information

The following table contains summary quarterly financial information for each of the eight most recently completed quarters.

	Quarter Ended
	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31
	2010	2010	2010	2009	2009	2009	2009	2008
	$	$	$	$	$	$	$	$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total expenses	(5,225,345)	(2,981,561)	(3,804,192)	(3,419,379)	(5,336,536)	(3,616,032)	(5,036,502)	(7,947,470)
Interest income	83,516	92,912	105,265	141,016	130,519	218,637	400,743	531,148
Loss from equity investment	(13,635)	(10,770)	(2,626)	(4,365)	(13,490)	Nil	Nil	Nil
Foreign exchange gain (loss)	(588,286)	837,178	(987,965)	(1,393,136)	(814,255)	(1,933,051)	634,331	5,585,970
Other income (loss)	8,586	(12,000)	(750)	(34,878)	1,085,947	(117,332)	6,500	Nil
Loss before income taxes	(5,735,164)	(2,074,241)	(4,690,268)	(4,710,742)	(4,947,815)	(5,447,778)	(3,994,928)	(1,830,352)
Recovery of future income taxes	Nil	Nil	Nil	(429,055)	797,500	Nil	Nil	Nil
Net loss for the period	(5,735,164)	(2,074,241)	(4,690,268)	(5,139,797)	(4,150,315)	(5,447,778)	(3,994,928)	(1,830,352)

Loss per share – basic and diluted	(0.06)	(0.02)	(0.05)	(0.06)	(0.04)	(0.06)	(0.04)	(0.02)

Overall Performance and Results of Operations

From inception to September 30, 2010, the Company has raised net cash proceeds from the issuance of common shares and warrants and from the exercise of warrants and stock options of $143.5 million.  As at September 30, 2010, the Company held cash and cash equivalents, and short-term investments of $34.7 million.  The Company's cash resources are invested with banks in Canada and the United States in deposit accounts, guaranteed investment certificates, certificates of deposit, and money market accounts.

Mineral Properties

The Company holds mineral properties in the United States and Canada totaling more than 225,000 acres (more than 91,000 hectares).

Lost Creek Project – Great Divide Basin, Wyoming

The Lost Creek uranium deposit is located in the Great Divide Basin, Wyoming. The deposit is approximately three miles (4.8 kilometers) long and the mineralization occurs in four main sandstone horizons between 315 feet (96 meters) and 700 feet (213 meters) in depth. As identified in the June 2006 Technical Report on Lost Creek, NI 43-101 compliant resources are 9.8 million pounds of U3O8 at 0.058 % as an indicated resource and an additional 1.1 million pounds of U3O8 at 0.076 % as an inferred resource.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

(Information as at October 29, 2010 unless otherwise noted)
Lost Creek was acquired in 2005 as part of the purchase of all of the membership interests in NFU Wyoming, LLC (“NFU Wyoming”).  In addition to Lost Creek, other assets acquired include the Lost Soldier project, other properties, and a development database including more than 10,000 electric well logs, over 100 geologic reports and over 1,000 geologic and uranium maps covering large areas of Wyoming, Montana and South Dakota.  The 100% interest in NFU Wyoming was purchased for an aggregate consideration of $24,515,832 (US$20,000,000), plus interest.

A royalty on future production of 1.67% is in place with respect to 20 claims comprising a small portion of the Lost Creek Project claims.

Lost Creek Regulatory

Ur-Energy continues to focus its efforts on the regulatory processes necessary to obtain all required authorizations to mine uranium by in situ recovery methods at the Lost Creek project.  The required authorizations include permits and/or licenses from the U.S. Nuclear Regulatory Commission (“NRC”), the U.S. Bureau of Land Management (“BLM”), and the Wyoming Department of Environmental Quality (“WDEQ”).

The NRC is required to complete two reports, the Safety Evaluation Report (“SER”) and the Supplemental Environmental Impact Statement (“SEIS”), prior to issuing an NRC Source Material and Byproduct License (“NRC License”).  The Company has responded to all NRC staff requests related to the SER.  The NRC is continuing its effort to finalize the SER.  The draft SEIS was issued for the Lost Creek Project in December 2009.  The NRC is currently processing the comments received to the Draft SEIS and has stated that it expects to issue the SEIS in the fourth quarter of 2010

The BLM is preparing the environmental review required before approving the Lost Creek Plan of Operations that was submitted to the BLM in November 2009.  A third party contractor has been assigned to draft the environmental review documents.  The BLM will complete an independent review that may incorporate part or all of the NRC SEIS for Lost Creek.

The permitting process with the WDEQ Land Quality Division (“WDEQ-LQD”) for the Permit to Mine is also proceeding through the final aspects of technical review.  Current expectations are that the Permit to Mine will be issued conditioned upon the BLM’s completion of its environmental review and approval of the Lost Creek Plan of Operations

The WDEQ-Air Quality Division issued the Lost Creek Air Quality Permit in January 2010.  In May 2010, WDEQ-Water Quality Division (“WDEQ-WQD”) issued the final Class I Underground Injection Control Permit to drill, complete and operate up to five Class I injection wells at Lost Creek to meet the anticipated disposal requirements for the life of the Lost Creek project.  Also in May, the Company received from the Wyoming State Engineer’s Office its approval for the construction and operation of two waste water retention ponds at the Lost Creek site.

The Wyoming Game and Fish Department (“WGFD”) approved the Wildlife Management Plan submitted by the Company, including a determination that the Wildlife Management Plan meets all of the protection measures for the Greater Sage Grouse species.  WGFD has forwarded its required approval to the WDEQ-LQD for incorporation into the Permit to Mine.

The Lost Creek Project Development Plan was approved by Sweetwater County in December 2009.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

(Information as at October 29, 2010 unless otherwise noted)

Lost Creek Development Program – Drilling, Planning and Procurement

The Company established a framework to demonstrate the economic viability of the Lost Creek project.  In April 2008, the Company released an independent technical report under NI 43-101 prepared by Lyntek Inc. (“Lyntek”), titled Preliminary Assessment for the Lost Creek Project Sweetwater County, Wyoming (“Preliminary Assessment”).  The Preliminary Assessment provides an analysis of the economic viability of the mineral resource of the Lost Creek project.  The base case in the Preliminary Assessment demonstrates that the project will be economic at prices above US$40 per pound U3O8.  Lyntek also concluded that the uranium is leachable with a reasonable solution of bicarbonate and peroxide (and by extension, oxygen), and that an overall recovery of uranium in the range of 85% appears reasonable.  The Preliminary Assessment is available for review on the Company’s profile on www.sedar.com.

Ur-Energy has completed 1,087 drill holes totaling approximately  717,770 feet (218,776 meters) on the Lost Creek property.  Of that, 298 holes of delineation and monitor well drilling, approximately 213,040 feet (64,935 meters) were drilled in 2009 and early 2010 to obtain geologic data necessary for mine planning within the HJ horizon in Mine Unit #2. A secondary objective of that program was to continue to collect data from the underlying mineralized horizons (KM and N) for future production planning.  Beginning in August 2010, additional drilling was conducted to further delineate the KM horizon, and for additional monitor well development.  Modifications to some of the existing Mine Unit One monitor well completions are in response to revised State regulatory requirements. As of October 19, 2010, 47 holes were drilled totaling approximately 31,050 feet (9,464 meters).  The Company anticipates submitting an application for amendment to its licenses and permits, when received, to allow for mineral recovery from the underlying KM horizon at Lost Creek.  Leach tests completed on samples from the KM region yielded favorable results consistent with those of the HJ horizon.

During the first three quarters of 2010, the Company advanced detailed electrical, process and fire system design through its contractor TREC Inc.  Vendors for all major equipment remaining to be ordered, as well as respective lead times, have been identified with final bids to be delivered following receipt of required licenses and permits.  Of the equipment previously ordered, construction of the 16 ion exchange columns is expected to be complete in the fourth quarter of 2010.  In addition, the focus on instrumentation programming has been brought in-house to better utilize the expertise of the Company’s professional staff.

Company Projects Adjacent to Lost Creek

Having expanded its land position around Lost Creek in 2009, the Company currently controls 1,753 unpatented mining claims and two State of Wyoming uranium leases for a total of almost 34,000 mineral acres including the Lost Creek permit area, LC North, LC South, EN and Toby project areas.

In August 2009, the Company announced the results of in-house geologic evaluations of the Lost Creek permit area and adjacent properties held by the Company which contain multiple exploration targets demonstrating the potential to contain 24 to 28 million pounds U3O8 (not an NI 43-101 compliant resource).  These potential quantity ranges are conceptual in nature, only, as there has been insufficient exploration to define a mineral resource as to all of these exploration targets.  It is uncertain if further exploration will result in the target(s) being delineated as a mineral resource. Company geologists, using Ur-Energy drilling and historic data, have identified a minimum of an additional 120 compiled linear miles (193 kilometers) of new redox fronts with potential for resource development on these properties. This is in addition to the approximately 36 miles (58 kilometers) of redox fronts contained in the current Lost Creek deposit.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

(Information as at October 29, 2010 unless otherwise noted)
The new exploration targets on LC North and LC South properties (adjacent to the Lost Creek permit area) consist of at least 10 individual sinuous redox fronts within four major stratigraphic horizons.  The newly identified fronts occur within the same stratigraphic horizons that are present in the area of the Lost Creek deposit.  Estimation of the potential of the new fronts is based on the observed similarity of alteration characteristics, grade and thickness of mineralization to that currently identified in the Lost Creek deposit.

In a drill program to further explore certain of these new exploration targets located on the LC South property, the Company has completed 151 holes as of October 26, 2010 totaling approximately 96,230 feet (29,331 meters).  The program is designed to investigate regional redox front relationships and to identify additional front drilling targets.  Analysis of the drill results is ongoing.   It is estimated that as many as 2,000 to 3,000 drill holes will be required over the course of several years to fully evaluate the various new exploration targets in LC South, as well as LC North and certain areas within the Lost Creek Permit Area.

Company Ventures: Hauber Project LLC and The Bootheel Project, LLC

As a part of its 2010 obligations under the Hauber Project venture agreement, NCA Nuclear Inc. (subsidiary of Bayswater Uranium Corporation) has obtained necessary regulatory approval and plans to drill at least two drill holes for the purpose of testing in situ recovery amenability of the uranium mineralization.  Hauber Project maintains properties within the Black Hills Uplift in Crook County, Wyoming, comprising 205 unpatented lode mining claims and one state uranium lease totaling approximately 4,570 mineral acres.  In January 2010, NCA Nuclear completed an independent NI 43-101 mineral resource estimate of the properties at the Hauber Project. The resource estimate concludes the Hauber Project properties hold approximately 1.45 million pounds of equivalent U3O8 (eU3O8) (Indicated Resources) in 423,000 tons at an average grade of 0.17% eU3O8.   Bayswater has filed the NI 43-101 report on www.sedar.com.  NCA Nuclear Inc. can earn a 75% interest in the Hauber Project by completing its US$1 million earn-in commitment.

Crosshair Exploration & Mining (“Crosshair”) continues to advance The Bootheel Project working with a contractor, AATA International, completing wildlife surveys and other baseline monitoring.  Crosshair met with the NRC Staff in August 2010, and plans to obtain an NRC docket number for the Bootheel property.  The Project’s properties within the Shirley Basin, Wyoming cover total defined areas of approximately 8,524 gross, and 7,895 net, mineral acres.  Ur-Energy has a 25% interest in this project.  In 2009, Crosshair released an independent NI 43-101 resource estimate on the Bootheel property, which reports the Bootheel property contains an indicated resource of 1.09 million pounds U3O8 (indicated resource) in 1.4 million short tons, at a grade of 0.038% U3O8, and an inferred resource of 3.25 million pounds U3O8 (in 4.4 million short tons) at an average grade of 0.037% U3O8.   This NI 43-101 report was filed by Crosshair on www.sedar.com.

Additional Exploration Activities and Company Databases

The Company continues to actively explore within the multi-state geological uranium province centered on Wyoming.  In 2010, the Company has continued to acquire rights in additional lands for grassroots regional exploration projects in that uranium province.    The Company continues to evaluate the historic exploration databases owned by the Company, which contain data throughout the geologic province, and were acquired through the purchases of NFU Wyoming and ISL Wyoming in separate acquisitions, as well as data purchases from PRI (Cameco).  The Company maintains a team of senior exploration geologists dedicated to the analysis of these databases and the continued generation of new exploration projects.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

(Information as at October 29, 2010 unless otherwise noted)

Three Months and Nine Months Ended September 30, 2010 Compared to Three Months and Nine Months Ended September 30, 2009

The following tables summarize the results of operations for the three and nine months ended September 30, 2010 and 2009.

	Three Months Ended September 30,
	2010	2009	Change	Change
	$	$	$	%

Revenue	Nil	Nil	Nil	Nil
General and administrative	(1,146,958)	(1,248,210)	101,252	-8%
Exploration and evaluation expense	(1,779,132)	(2,214,050)	434,918	-20%
Development expense	(1,918,003)	(1,878,899)	(39,104)	2%
Write-off of mineral properties	(381,252)	4,623	(385,875)	NA
Total expenses	(5,225,345)	(5,336,536)	111,191	-2%
Interest income	83,516	130,519	(47,003)	-36%
Loss from equity investment	(13,635)	(13,490)	(145)	1%
Foreign exchange gain (loss)	(588,286)	(814,255)	225,969	-28%
Other income (loss)	8,586	1,085,947	(1,077,361)	-99%
Loss before income taxes	(5,735,164)	(4,947,815)	(787,349)	16%
Recovery of future income taxes	Nil	797,500	(797,500)	NA
Net loss for the period	(5,735,164)	(4,150,315)	(1,584,849)	38%

Loss per share – basic and diluted	(0.06)	(0.04)	(0.02)	50%

	Nine Months Ended September 30,
	2010	2009	Change	Change
	$	$	$	%

Revenue	Nil	Nil	Nil	Nil
General and administrative	(3,735,545)	(4,008,718)	273,173	-7%
Exploration and evaluation expense	(3,622,878)	(4,724,946)	1,102,068	-23%
Development expense	(4,271,423)	(5,152,967)	881,544	-17%
Write-off of mineral properties	(381,252)	(102,439)	(278,813)	272%
Total expenses	(12,011,098)	(13,989,070)	1,977,972	-14%
Interest income	281,693	749,899	(468,206)	-62%
Loss from equity investment	(27,031)	(13,490)	(13,541)	100%
Foreign exchange gain (loss)	(739,073)	(2,112,975)	1,373,902	-65%
Other income (loss)	(4,164)	975,115	(979,279)	NA
Loss before income taxes	(12,499,673)	(14,390,521)	1,890,848	-13%
Recovery of future income taxes	Nil	797,500	(797,500)	NA
Net loss for the period	(12,499,673)	(13,593,021)	1,093,348	-8%

Loss per share – basic and diluted	(0.13)	(0.14)	0.01	-7%

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

(Information as at October 29, 2010 unless otherwise noted)

Expenses

Total expenses for the three and nine months ended September 30, 2010 were $5.2 million and $12.0 million, respectively, which include G&A expense, exploration and evaluation expense and development expenses.  These expenses decreased by $0.1 million and $2.0 million from a total of $5.3 million and $14.0 million for the respective periods in 2009.  This decrease was driven in large part by the cost of a deep test well which was completed in 2009.

G&A expense relates to the Company’s administration, finance, investor relations, land and legal functions and consists principally of personnel and facility costs.  Expenses declined $0.1 million and $0.3 million for the three and nine month periods respectively.  There were no significant increases or decreases in any single expense category for either period.  We experienced declines in legal, consulting and payroll costs as a part of the overall decline in G&A expenses.

Exploration and evaluation expenses declined $0.4 million and $1.1 million for the three and nine month periods ended September 30, 2010 compared to the respective periods in 2009.  During the three month period ended September 30, 2009, the Company conducted an exploration program at Screech Lake at a cost of approximately $0.8 million.  These 2009 costs were partially offset by the 2010 drilling program at LC South which incurred $0.7 million in expenses during the three month period ended September 30, 2010. During 2009, the Company began classifying Lost Creek costs as development costs which resulted in $0.2 million reflected in year-to-date Lost Creek evaluation expenses in 2009 with no comparable expenses in 2010.  During the nine months ended September 30, 2009, the Company also spent $0.1 million on evaluations of several external business opportunities. Exploration and evaluation payroll declined $0.4 million in the nine months ended September 30, 2010 compared to 2009 due to allocations to other projects and the direct assignment of some employees to the Lost Creek project.  Depreciation expense declined $0.1 million and $0.2 million for the three and nine month periods respectively, partially due to a reassignment of fixed assets to the Lost Creek project.

Development expense relates entirely to the Company’s Lost Creek property.  Overall expenses remained relatively constant for the three month periods and declined $0.9 million from 2009 to 2010 for the nine month periods.  The main reason for the nine month decline was that 2009 costs included drilling and piping costs in excess of $1.2 million related to the completion of a deep test well. The Company incurred additional permitting costs of $0.6 million for both the three and nine month periods in 2010 compared to 2009.  This was offset by a reduction in drilling costs of $0.5 million and $0.4 million for the three and nine months, respectively, compared to comparable periods in 2009.  There was an increase in depreciation expense of $0.1 million during both periods due to a reallocation of equipment to the project.  For the three months ended September 30, 2010 compared to the same period in 2009, there was a decline in allocated expenses including payroll as a number of employees being temporarily assigned to the LC South exploration project.

During the three and nine month periods ended September 30, 2010, the Company wrote off its investment in mineral costs related to the Kaycee property reflecting a $0.4 million expense.  During the nine months ended September 30, 2009, the Company wrote off the Eyeberry and Muggins Mountain mineral properties reflecting a $0.1 million expense.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

(Information as at October 29, 2010 unless otherwise noted)

Other income and expenses

The Company's cash resources are invested with banks in deposit accounts, guaranteed investment certificates, certificates of deposit, and money market accounts.  The decrease in interest income was driven by lower average cash resources and lower average interest rates in 2010 as compared to those in 2009.

The net foreign exchange loss for the three and nine months ended September 30, 2010 was primarily due to cash resources held in U.S. dollar accounts, which fluctuate relative to the Canadian dollar.  In 2009, the Canadian dollar strengthened during both the three and nine month periods ended September 30 at a greater rate than comparable periods in 2010 resulting in larger losses in those periods.

During the three months ended September 30, 2009, the Company sold a data base and related documents for $1.0 million resulting in a gain of $1.0 million during the three and nine month periods in 2009.

During the three months ended September 30, 2009, the Company completed the expenditures related to Canadian flow through shares that were issued in 2008 which resulted in the recognition of a recovery of future income taxes being recognized in the period.

Loss per Common Share

Both basic and diluted loss per common share for the three and nine months ended September 30, 2010 were $0.06 and $0.13, respectively (2009 – $0.04 and - $0.14, respectively).  The diluted loss per common share is equal to the basic loss per common share due to the anti-dilutive effect of all convertible securities outstanding given that net losses were experienced.  There was an overall decline in expenses over both the three and nine month periods in 2010 compared to 2009, but the data base sale and income tax recovery significantly decreased the loss per share in 2009, particularly in the three month period ended September 30, 2009.

Liquidity and Capital Resources

As at September 30, 2010, the Company had cash resources, consisting of cash and cash equivalents and short-term investments, of $34.7 million, a decrease of $8.7 million from the December 31, 2009 balance of $43.4 million.  The Company's cash resources consist of Canadian and U.S. dollar denominated deposit accounts, guaranteed investment certificates, money market funds and certificates of deposit.  During the three and nine months ended September 30, 2010, the Company used $3.6 million and $10.1 million, respectively, of its cash resources to fund operating activities and $1.5 million and $2.7 million, respectively, for investing activities (excluding short term investment transactions).  During the nine months ended September 30, 2010, the Company generated $4.8 million through financing activities.  The remaining $0.5 million and $0.6 million decreases in cash in the three and nine month periods, respectively, related to the effects of foreign exchange rate changes on cash resources.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

(Information as at October 29, 2010 unless otherwise noted)

The Company has financed its operations from its inception primarily through the issuance of equity securities and has no source of cash flow from operations.  The Company does not expect to generate any cash resources from operations until it is successful in commencing production from its properties.  Operating activities used $3.6 million and $10.1 million of cash resources during the three and nine months ended September 30, 2010, respectively, as compared to $4.3 million and $13.1 million for the same periods in 2009.  This is the result of several items including an overall reduction in cash expenses for the periods as discussed above and less cash being required to pay liabilities recorded at December 31, 2009 compared to the amount accrued at December 31, 2008 as reflected in the results of the nine months operations ($0.8 million difference).The Company received less interest income in 2010 due to lower average cash resource balances and lower interest rates.

During the three and nine months ended September 30, 2010, the Company invested cash resources of $1.5 million and $2.7 million, respectively, in mineral properties, bonding deposits, capital assets and pre-construction activities related to plant design and equipment purchases at Lost Creek.  The Company increased their bonding deposits by $1.1 million during the three month period.  Capital expenditures including construction related deposits on the Lost Creek facility totaled $0.3 and $1.0 million, respectively).

During the nine months ended September 30, 2010, the Company raised $5.0 million through a private placement of capital stock.  The Company incurred $0.3 million in costs related to the placement for registration fees, legal expenses and placement agent commissions.

Financing Transactions

The Company maintains a shareholder rights plan (the “Rights Plan”) designed to encourage the fair and equal treatment of shareholders in connection with any take-over bid for the Company's outstanding securities.  The Rights Plan is intended to provide the Company’s board of directors with adequate time to assess a take-over bid, to consider alternatives to a take-over bid as a means of maximizing shareholder value, to allow competing bids to emerge, and to provide the Company’s shareholders with adequate time to properly assess a take-over bid without undue pressure.

The Company has a corporate credit card facility with a U.S. bank. This facility has an aggregate borrowing limit of US$250,000 and is used for corporate travel and incidental expenses.  The Company has provided a letter of credit secured by a guaranteed investment certificate in the amount of $287,500 as collateral for this facility.

Outstanding Share Data

As of October 29, 2010, the Company had 99,159,407 common shares and 8,638,373 stock options outstanding.

Off-Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

(Information as at October 29, 2010 unless otherwise noted)

Financial Instruments and Other Instruments

The Company’s cash and cash equivalents are composed of:

	As at	As at
	September 30,	December 31,
	2010	2009
	$	$
	(unaudited)

Cash on deposit at banks	129,993	308,918
Guaranteed investment certificates	287,500	287,500
Money market funds	27,053,670	25,564,505
Certificates of deposit	-	6,296,400

	27,471,163	32,457,323

The Company’s short term investments are composed of:

	As at	As at
	September 30,	December 31,
	2010	2009
	$	$
	(unaudited)

Guaranteed investment certificates	3,862,109	2,342,637
Certificates of deposit	3,347,307	8,589,464

	7,209,416	10,932,101

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short term investments and bonding deposits.  These assets consist of Canadian dollar and U.S. dollar denominated guaranteed investment certificates, certificates of deposits, money market accounts and demand deposits.  They bear interest at annual rates ranging from 0.4% to 1.64% and mature at various dates up to December 5, 2011.  These instruments are maintained at financial institutions in Canada and the United States.  Of the amount held on deposit, approximately $6.9 million is covered by either the Canada Deposit Insurance Corporation or the Federal Deposit Insurance Corporation.  Another $3.5 million is guaranteed by a Canadian provincial government; leaving approximately $28.2 million at risk should the financial institutions with which these amounts are invested be rendered insolvent.  The Company does not consider any of its financial assets to be impaired as of September 30, 2010.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

(Information as at October 29, 2010 unless otherwise noted)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.

The Company manages liquidity risk through regular cash flow forecasting of cash requirements to fund its exploration and development projects and operating costs.

As at September 30, 2010 the Company’s liabilities consisted of accounts payable and accrued liabilities of $1.4 million, all of which are due within normal trade terms.  Trade accounts payable are generally due within 30 days.

Market risk

Market risk is the risk to the Company of adverse financial impact due to changes in the fair value or future cash flows of financial instruments as a result of fluctuations in interest rates and foreign currency exchange rates.  Market risk arises as a result of the Company incurring a significant portion of its expenditures and a significant portion of its cash equivalents and short-term investments in U.S. dollars, and holding cash equivalents and short term investments which earn interest.

Interest rate risk

Financial instruments that expose the Company to interest rate risk are its cash equivalents and short term investments. The Company’s objectives for managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company's banks so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses high quality commercial banks and ensures that access to the amounts placed can generally be obtained on short notice.

Currency risk

The Company makes expenditures in both the United States and Canada and is therefore exposed to risk from changes in these currency rates. In addition, the Company holds financial assets and liabilities in Canadian and U.S. dollars. The Company does not utilize any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At September 30, 2010, the Company had cash and cash equivalents, short term investments and bonding deposits of approximately US$30.7 million and had accounts payable of US$1.3 million which were denominated in U.S. dollars.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact that a change in foreign exchange rates would have on the net loss of the Company, based on the Company’s net U.S. dollar denominated assets and liabilities at September 30, 2010. This sensitivity analysis assumes that changes in market interest rates do not cause a change in foreign exchange rates.  This sensitivity analysis shows that a change of +/- 10% in U.S. dollar foreign exchange rate would have a +/- $3.0 million impact on net loss for the nine months ended September 30, 2010.  This impact is primarily as a result of the Company having cash and investment balances denominated in U.S. dollars and U.S. dollar denominated trade accounts payables.  The financial position of the Company may vary at the time that a change in exchange rates occurs causing the impact on the Company’s results to differ from that shown above.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

(Information as at October 29, 2010 unless otherwise noted)

The Company has also completed a sensitivity analysis to estimate the impact that a change in interest rates would have on the net loss of the Company. This sensitivity analysis assumes that changes in market foreign exchange rates do not cause a change in interest rates.  This sensitivity analysis shows that a change of +/- 100 basis points in interest rate would have a +/- $0.3 million impact on net loss for the nine months ended September 30, 2010.  This impact is primarily as a result of the Company having cash and short-term investments invested in interest bearing accounts.  The financial position of the Company may vary at the time that a change in interest rates occurs causing the impact on the Company’s results to differ materially from that shown above.

Transactions with Related Parties

During the nine months ended September 30, 2010 and 2009, the Company did not participate in any material transactions with related parties.

Proposed Transactions

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and venture transactions and opportunities that could enhance shareholder value.  Timely disclosure of such transactions is made as soon as reportable events arise.

Critical Accounting Policies and Estimates

Mineral Properties

Acquisition costs of mineral properties are capitalized. When production commences, these costs will be amortized on the unit-of-production method based upon the estimated recoverable resource of the mineral property.

As of September 30, 2010, the current and long term price of uranium was approximately US$47 and US$62, respectively.  This is reasonably consistent from US$45 and US$61 as of December 31, 2009.  The change was not significant enough to be considered an impairment indicator in the quarter.  Management did not identify any other impairment indicators for any of the Company’s mineral properties during the nine months ended September 30, 2010.

Stock Based Compensation

The Company is required to record all equity instruments including warrants, restricted share units, compensation options and stock options at fair value in the financial statements. Management utilizes the Black-Scholes model to calculate the fair value of these equity instruments at the time they are issued.  Use of the Black-Scholes model requires management to make estimates regarding the expected volatility of the Company’s stock over the future life of the equity instrument, the estimate of the expected life of the equity instrument, the expected volatility of the Company’s common shares, and the number of options that are expected to be forfeited.  Determination of these estimates requires significant judgment and requires management to formulate estimates of future events based on a limited history of actual results.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

(Information as at October 29, 2010 unless otherwise noted)

Changes in Accounting Policies Including Initial Adoption

International Financial Reporting Standards / U.S. GAAP

In addition to the rules of the Ontario Securities Commission, the Company is subject to the reporting requirements of the United States Securities and Exchange Commission (“SEC”).  Under those rules, companies are allowed to submit their financial statements using a foreign GAAP (Canadian GAAP for Ur-Energy) or International Financial Reporting Standards (“IFRS”) as long as they are considered a foreign private issuer (“FPI”).  For Ur-Energy, the primary criterion to maintain its FPI status is the ownership of the majority of the Company’s stock by non-United States investors.  This is verified with the transfer agency during the second quarter of each year.  If the Company loses its FPI status, it will have to file its statements with the SEC using U.S. GAAP.

Management believes that it is likely that the Company will lose its FPI status at some point in the next few years, potentially as soon as 2011.  Since the loss of FPI status would necessitate a change to U.S. GAAP, management has concluded that it will adopt U.S. GAAP rather than IFRS effective January 1, 2011.  Instead of Canadian GAAP or IFRS, Canadian public companies that are listed in the United States are also permitted to prepare their financial statements in accordance with U.S. GAAP.  Consequently, the Company has discontinued its IFRS conversion project.  The Company will therefore no longer report on the status of changing its accounting to IFRS as required under Canadian securities guidance.

Material differences between Canadian GAAP and U.S. GAAP to date are reported in note 15 to the Company’s annual audited financial statements as filed on www.sedar.com.  To date, the only material differences between the Company’s Canadian GAAP financial statements and U.S. GAAP have been:

a) The interest savings from the early extinguishment of our debt obligation on acquiring the Lost Creek and Lost Soldier properties. Under Canadian GAAP, the interest saving was recorded as a reduction in the carrying value of the mineral properties. Under U.S. GAAP, the accrued but unpaid interest was recorded as a gain and included in income.

b) Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. Under Canadian GAAP, we recorded the full amount of the proceeds received on issuance as capital stock in the balance sheet.  Upon renouncing the income tax deductions, capital stock balance was reduced by the amount of the future income tax benefits recognized. For U.S. GAAP, the proceeds on issuance of these shares were allocated between the offering of the shares and the sale of the tax benefit. The premium paid by the investor in excess of the fair value of non flow-through shares (determined by the exchange price at the close of day on the day before the issuance) was recognized as a liability at the time the shares were issued and the fair value of non flow-through shares (shares issued at the exchange price) recorded as capital stock. Upon renouncing the income tax deductions, the premium liability was re-characterized as deferred income taxes and the difference between the full deferred income tax liability related to the renounced tax deductions and the premium previously recognized was recorded as an income tax expense or benefit.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

(Information as at October 29, 2010 unless otherwise noted)

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this MD&A, under the supervision of the Chief Executive Officer and the Chief Financial Officer, the Company evaluated the effectiveness of its disclosure controls and procedures, as such term is defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that information the Company is required to disclose in reports that are filed or submitted under the Exchange Act: (1) is recorded, processed and summarized effectively and reported within the time periods specified in SEC rules and forms, and (2) is accumulated and communicated to Company management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. The Company’s disclosure controls and procedures include components of internal control over financial reporting. No matter how well designed and operated, internal controls over financial reporting can provide only reasonable, but not absolute, assurance that the control system's objectives will be met.

Management’s Report on Internal Control over Financial Reporting

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, the Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, an evaluation was conducted of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 based on the framework set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, Company management concluded that, as of December 31, 2009, the Company’s internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the nine months ended September 30, 2010 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

(Information as at October 29, 2010 unless otherwise noted)

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties due to the nature of its business and the present stage of development of its business.  Investment in the natural resource industry in general, and the exploration and development sector in particular, involves a great deal of risk and uncertainty.  Current and potential investors should give special consideration to the risk factors involved.  These factors are discussed more fully in our Annual Report on Form 20-F (Annual Information Form) dated March 5, 2010 which is filed on SEDAR at www.sedar.com (March 11, 2010) and on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov/edgar.shtml (March 12, 2010).

Other Information

Other information relating to the Company may be found on the SEDAR website at www.sedar.com or on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov/edgar.shtml.

Directors and Officers

Jeffrey T. Klenda, B.A. – Chairman and Executive Director
W. William Boberg, M. Sc., P. Geo. – President, Chief Executive Officer and Director
James M. Franklin, PhD, FRSC, P. Geo. –Director and Technical Committee Chair
Paul Macdonell, Diploma Public Admin. – Director and Compensation Committee Chair
Thomas Parker, M. Sc., P.E. – Director and Audit Committee Chair
Harold A. Backer, B. Sc. – Executive Vice President Geology and Exploration
Wayne W. Heili, B. Sc. – Vice President, Mining and Engineering
Paul W. Pitman, B. Sc. Hon. Geo., P. Geo. – Vice President, Canadian Exploration
Roger L. Smith, CPA, MBA – Chief Financial Officer and Vice President Finance, IT & Administration
Paul G. Goss, J.D., MBA – General Counsel and Corporate Secretary

Corporate Offices
Corporate Headquarters: 10758 West Centennial Road, Suite 200 Littleton (Denver), Colorado 80127 Phone: 720- 981-4588	Canadian Exploration Office: 341 Main Street North, Suite 206 Brampton, Ontario L6X 3C7 Phone: 905- 456-5436
Wyoming Operations Office: 5880 Enterprise Drive, Suite 200 Casper, Wyoming 82609 Phone: 307- 265-2373	Registered Canadian Office: 55 Metcalfe Street, Suite 1300 Attn: Virginia K. Schweitzer Ottawa, Ontario K1P 6L5 Phone: 613-236-3882

Website
www.ur-energy.com

Trading Symbols
TSX: URE
NYSE Amex: URG

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

(Information as at October 29, 2010 unless otherwise noted)

Independent Auditors
PricewaterhouseCoopers LLP, Vancouver

Corporate Legal Counsel
Fasken Martineau DuMoulin LLP, Ottawa

Corporate Banker
Royal Bank of Canada, Ottawa

Transfer Agent
Computershare Investor Services Inc., Toronto
Computershare Trust Company N.A. (U.S. Co-Transfer Agent and Co-Registrar), Golden, CO